ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 2, 2020
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:  ETF Series Solutions (the “Trust”)
File No. 811-22668
Volshares Large Cap ETF (the “Fund”)

Dear Ms. Brutlag:
This correspondence responds to the comment the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Preliminary Proxy Statement for the Fund filed August 14, 2020 (SEC Accession No.0000894189-20-006374). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.
Comment 1.  In the “Background” section of the Proxy Statement, please more specifically reference the inception date of the Fund.
Response: The requested change has been made.
Comment 2.  In the introduction to Proposal 1, please consider making bold-face the sentence noting that “The Prior Advisory Agreement, the Interim Advisory Agreement, and the New Advisory Agreement are identical in all material respects...” Please consider making a similar revision for Proposal 2.
Response: The requested changes have been made.
Comment 3.  In the Board’s considerations of historical performance with respect to the sub-advisory agreement, please include additional details, if any.
Response: The following sentence has been added to the above-referenced paragraph: “Because the Fund is designed to track the performance of an index that is not affiliated with Vident, the Board considered the extent to which the Fund tracked its index before fees and expenses.” The Trust notes that, while additional performance factors were considered with respect to the advisory agreement, such considerations did not apply to the sub-advisory agreement because the Sub-Adviser is responsible for tracking the Fund’s index and not for selecting or providing the index itself.
Comment 4. Please confirm that the Proxy Statement satisfies all of the requirements of Item 22(c) of Schedule 14A.
Response: The Trust so confirms.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary